UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        DOBSON COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    256069105
                                 (CUSIP Number)

                                  June 21, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  256069105                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                    6,862,813
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                    0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                      6,862,813
  With
                            8             Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,862,813

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.99%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 3 of 6 Pages



Item 1(a)         Name of Issuer:

                  Dobson Communications Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  777 Third Avenue, New York, New York 10017

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. Eric Semler ("Mr. Semler").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, Ltd., a Cayman Islands corporation ("TCS Capital International"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of TCS Capital and TCS Capital II. TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of TCS Capital International. In his capacity, as the managing member of each of the General Partner and TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  Mr. Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.001 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  256069105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 6,862,813 Shares. This number consists of (A) 4,531,394 Shares held for the account of TCS Capital International, (B) 368,531 Shares held for the account of TCS Capital, and (C) 1,962,888 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of May 6, 2005 was 114,585,646. The 6,862,813 Shares of which Mr. Semler may be deemed to be the beneficial owner constitutes approximately 5.99% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

       Mr. Semler
       (i)   Sole power to vote or direct the vote:                    6,862,813
       (ii)  Shared power to vote or to direct the vote                        0
       (iii) Sole power to dispose or to direct the disposition of     6,862,813
       (iv)  Shared power to dispose or to direct the disposition of           0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages


Item 10. Certification:

                  By signing below Mr. Semler certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     June 27, 2005                                ERIC SEMLER



                                                       /s/ Eric Semler
                                                       ---------------